

MEET THRIVING DESIGN

THRIVING DESIGN™

Grow inspired.



Build versatile garden supports in a snap!

MEET THRIVING DESIGN



2014

Jason Rider invents the C-BITE on a 3D printer.



2015

Sales of loose C-BITEs to hydro stores

C-BITE
Empower your stakes!
C-BITE
Empower your stakes!

2016

Product line extends to include stake caps and precut plant ties



2017

C-BITE sales to commercial growers and distribution reach 500,000 units

2019

C-BITE patent received. Morgan Rider and Jeff Dooley join Thriving Design PBC



2020!

OH SNAP!

THRIVING DESIGN BRAND RELAUNCH
- E-commerce website
- Digital marketing and social media campaigns
- Nationwide sales representation and distribution
- Partnerships with established brands
- Paid and earned media







1% FOR THE PLANET



benefit corporations for good







Build versatile, sturdy plant supports in a SNAP!

OH SNAP! ANOTHER
GIVEAWAY!

GROW INSPIRED.

THRIVING DESIGN™

C-BITE PLANT SUPPORT KIT

Get a grip on your garden with Thriving Design's Plant Support Kit!




THRIVING DESIGN
C-BITE
PLANT SUPPORT KIT

C-BITE STAKE CLIPS

C-BITE™

- Strong–tensile strength and grip
- Flexible–connect together in multiple ways to create many different structures
- Sustainable–30% PCR, last for multiple growing seasons
- Easy to use–no special tools or skills necessary!
- Versatile–cage, trellis, tower, netting, etc.
- Creative and fun!



THRIVING DESIGN™

C-BITES ARE STRONG!







Concentrated weight.
(Those would be some big tomatoes!)

Distributed weight.

Steel stakes will fail before the mighty C-BITEs!

THRIVING DESIGN™

The C-BITE Plant Support Kit




=



Safety Caps

(17) C-BITEs



Plant Ties



(4) 5' Stakes
(4) 2.5' Stakes
(1) 1' Stake Marker

Available in Tangerine Orange and Incognito Green.

THRIVING DESIGN™

Build Any of These Supports
with One Plant Support Kit













THRIVING DESIGN™

OTHER PRODUCTS


C-BITE
SWEET TANGERINE
INCOGNITO GREEN
SUBLIME LIME
BUILD VERSATILE, STURDY GARDEN SUPPORTS
IN A SNAP!
STAKE CLIPS
100 PACK
100 Pack C-BITEs


C-BITE
STAKE CLIPS
26 PACK
26 Ct. C-BITEs


C-BITE
1000 PACK
SUBLIME LIME
INCOGNITO GREEN
SWEET TANGERINE
STAKE CLIPS
1000 Ct. Box


SWEET TANGERINE
INCOGNITO GREEN
FITS 7/16" STANDARD STAKES
12 PACK
LOVING PROTECTION FOR YOUR HANDS AND EYES
GARDEN STAKE SAFETY CAPS
12 Ct. Stake Safety Caps


GROW INSPIRED.
GARDEN TWIST TIES
12" Plant Ties


2.5' & 5' Steel Stakes

BEST SELLERS



Plant Support Kits
Tangerine and Incognito


C-BITE
INCOGNITO GREEN
26 PACK
FITS 7/16" STANDARD STAKES
STAKE CLIPS
26 PACK

26 Ct. C-BITEs
Incognito


"IT'S ABOUT TIME SOMEONE MADE THESE."
C-BITE
SWEET TANGERINE
FITS 7/16" STANDARD STAKES
BUILD VERSATILE, STURDY GARDEN SUPPORTS IN A SNAP!
STAKE CLIPS
100 PACK

100 Pack C-BITEs
Tangerine


SWEET TANGERINE
FITS 7/16" STANDARD STAKES
12 PACK
LOVING PROTECTION FOR YOUR HANDS AND EYES
GARDEN STAKE SAFETY CAPS

12 Ct. Stake Safety Caps
Tangerine

PRODUCT EDUCATION + RETAIL DISPLAY

C-BITE Floor Display


C-BITE
GET A GRIP ON YOUR GA
CREATE CUSTOM PLANT SUPPORTS
C-BITE
GET A GRIP ON YOUR GARDEN!
PLANT SUPPORT KIT

Plant Support Kit Display

THRIVING DESIGN™







PRODUCT EDUCATION + PACKAGING

OH SNAP!

VERSATILE, STURDY GARDEN SUPPORTS IN A SNAP!
C-BITE
SWEET TANGERINE ORANGE!
GARDEN CLIPS
FIT STANDARD 5' AND 6' (10-11mm) GARDEN STAKES
26 COUNT
"IT'S ABOUT TIME SOMEONE MADE THESE"
-JENN H., AVID GARDENER
The C-BITE clip snaps onto stakes and holds tight.
Connect C-BITEs by inserting hook groove into dovetail slot.
Use holes for securing twist ties and cords.
Use hooks for securing netting or connecting to other C-BITEs.
Connect C-BITEs by sliding dovetail into dovetail slot.
ATTACHING C-BITES TO STAKE
OR
REMOVING C-BITES FROM STAKE
C-BITEs can connect to each other in dozens of ways. They're also durable and reusable.
SECURING NETTING, TWIST TIES OR CORDS
Use the holes and hooks as adjustable plant tie anchors.
The hooks are slightly different sizes and are also very grabby. Use them on bamboo, parachute or nylon cord, hog wire and fencing.



Plant Support Kit Hang tag





GET A GRIP ON YOUR GARDEN
Build sturdy, reusable cages and enclosures.
Secure netting or cords to hooks or holes.
Create custom supports.
Lengthen stakes.
Create customized, scalable support systems, for plants of any size or branch weight. C-BITEs cleverly connect garden stakes in a myriad of ways unlocking the path to an organized, fully-supported and astounding garden.
C-BITEs are a patented product of Thriving Design. Made in the USA from partially recycled materials.
7 84672 20724 9
BUILDING A CAGE
1
2
3
The dovetail slot should be empty for snapping C-BITE to stake. Always snap C-BITE to stake before you connect another C-BITE to the dovetail slot.
Attach all contact points and then adjust to straighten.
It's easy to expand and raise the cross members to accommodate growth. Simply push on both hooks in the direction you want to adjust!
Remove tight C-BITE connections by "walking" the parts back and forth. Forcing them could cause injury.
Safety first!
Supervise and encourage C-BITE play of children ages 3 to 8. Wear hand and eye protection when working with metal stakes.
VISIT THRIVINGDESIGN.COM FOR TIPS AND VIDEOS
AND DISCOVER MORE WAYS TO USE C-BITES.
Follow #thrivingdesign and share your own C-BITE pics.
Sustainability is Thriving Design's guiding principle. We design and manufacture all products to minimize negative impacts on the planet. We aim to achieve zero waste and become carbon neutral.









THRIVING DESIGN™

Customers share their love on social media.







I have built some awesome structures with the CBites and **poles I already had!**

They connect so easily!

@thrivingdesign

Swipe Up

matsutake2015
Active now

Yesterday 11:55 AM

> I LOVE LOVE LOVE your plant supports.



hellagoodbuds

May 24, 2021 10:52 am

> Appreciate you and your amazing products!!!🔥💯🔥

 

urbanfarmfoods
Active 21m ago

> No problem! This system is so perfect for a collapsible foraging fence. I was so impressed by how easy it is to set up using your clips. We were using an annoying rolled up chicken wire situation before and I hated moving it all. 🙌



> The c-bites have endless backyard farm uses





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Build versatile, sturdy plant supports in a SNAP!

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C-BITE
CREATE CUSTOM PLANT SUPPORTS

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WHAT YOU GET IN YOUR KIT!
(17) C-BITES
(4) 5' STAKES
(4) 2.5' STAKES
(1) 1' STAKE MARKER
PLANT TIES
SAFETY CAPS
C-BITE
FREE GARDEN GLOVES!

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- IN A SNAP!
C-BITE
GET A GRIP ON YOUR GROW!
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C-BITE
PLANT SUPPORT KIT
VERSATILE, STURDY GARDEN SUPPORTS
IN A SNAP!
REQUEST YOUR FREE PLANT SUPPORT KIT!

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C-BITES PROUDLY MADE IN THE USA
GET A GRIP ON YOUR GROW.
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Thank you!



Please contact:
Morgan Rider
503.726.6376
morgan@thrivingdesign.com

thrivingdesign.com